50
3/11



SECURITIES AND EXCHANGE COMMISSION 02007577
Washington, D.C. 20549


RECEIVED
MAR 0 1 2002
365
PROCESSING
SECTION
WASH. D.C.

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

SEC FILE NUMBER
8- 49674

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Century Merchant Bankers LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One North Charles Street, Suite 1505
(No. and Street)

Baltimore	Maryland	21201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

James Stradtner 410-727-4490
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name — *if individual, state last, first, middle name*)

200 Berkeley Street	Boston	Massachusetts	02116
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 20 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, James Stradtner, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Century Merchant Bankers LLC, as of December 31, 19 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:



Signature

President

Title



Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Century Merchant Bankers LLC (SEC I.D. No. 8-49674)

Independent Auditors' Report and Supplemental Report on Internal Control

Financial Statements and Supplemental Schedule
Year Ended December 31, 2001

Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com


Deloitte
& Touche

INDEPENDENT AUDITORS' REPORT

To the President and Member of
Century Merchant Bankers LLC
Boston, Massachusetts

We have audited the following statements of Century Merchant Bankers LLC (the "Company") (a subsidiary of Century Capital Management, Inc.) as of and for the year ended December 31, 2001, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Century Merchant Bankers LLC at December 31, 2001, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of computation of net capital pursuant to Rule 15c3-1 at December 31, 2001, as shown on page 8, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. The schedule is the responsibility of the Company's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

February 19, 2002

Deloitte
Touche
Tohmatsu

CENTURY MERCHANT BANKERS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2001

ASSETS

CURRENT ASSETS:	
Cash and cash equivalents	$ 41,871
Accounts receivable from affiliate	3,362
Total current assets	45,233
INVESTMENTS NOT READILY MARKETABLE, At estimated fair value (cost of $33,100)	33,100
EQUIPMENT AND LEASEHOLD IMPROVEMENTS (Less accumulated depreciation of $32,879)	1,115
TOTAL ASSETS	$ 79,448

LIABILITIES AND MEMBERSHIP INTERESTS

CURRENT LIABILITIES – Accrued expenses	$ 30,021
MEMBERSHIP INTERESTS	49,427
TOTAL LIABILITIES AND MEMBERSHIP INTERESTS	$ 79,448

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2001

INCOME:	
Financial advisory and consulting fees	$ 300,000
Miscellaneous income	3,237
Total income	303,237
OPERATING EXPENSES:	
Payroll and related expenses	368,156
Travel	20,020
Professional fees	18,010
Office supplies and expense	30,287
Depreciation expense	1,343
Total operating expenses	437,816
NET LOSS	$(134,579)

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF CHANGES IN MEMBERSHIP INTERESTS
YEAR ENDED DECEMBER 31, 2001

BALANCE, BEGINNING OF YEAR	$ 159,006
Net loss	(134,579)
Additions to membership interests	25,000
BALANCE, END OF YEAR	$ 49,427

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2001

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net loss	$(134,579)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation and amortization	1,343
Change in accrued expenses	(67,404)
Change in accounts receivable	96,638
Net cash used in operating activities	(104,002)
CASH FLOWS FROM FINANCING ACTIVITIES – Additions to membership interests	25,000
NET DECREASE IN CASH AND CASH EQUIVALENTS	(79,002)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	120,873
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 41,871

See notes to financial statements.

CENTURY MERCHANT BANKERS LLC

NOTES TO FINANCIAL STATEMENTS

1. ORGANIZATION

Century Merchant Bankers LLC (the "Company") (a subsidiary of Century Capital Management, Inc.) is a limited liability company domiciled in the state of Maryland. The Company is registered as a broker/dealer with the Securities and Exchange Commission (the "Commission"). The Company commenced operations on May 24, 1996 and is scheduled to dissolve on May 27, 2026. The Company may elect to extend the dissolution date by amending the Articles of Organization. The Company is a 100%-owned subsidiary of Century Capital Management, Inc. ("CCM").

The Company offers corporate financial advisory, consulting and merchant banking services principally to institutional clients including insurance and reinsurance companies, brokers, and other insurance-related service providers. The Company is a member of the National Association of Securities Dealers, Inc.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents – Cash and cash equivalents consist of cash on hand and investments in a money market fund. The carrying value is cost, which approximates fair market value.

Investments – Investments in nonmarketable securities are carried at cost, which approximates estimated fair value. Cost is determined on the specific-identification method.

Equipment and Leasehold Improvements – Equipment is recorded at cost and depreciated on a straight-line basis over a three-year period. Leasehold improvements are recorded at cost and are depreciated on a straight-line basis over the life of the lease or the life of the asset, whichever is shorter.

Income Taxes – The Company is treated as a partnership for both federal and state income tax purposes, and as such, no provisions have been made in the financial statements for income taxes because the owners of membership interests are responsible for the payment of taxes on their share of the Company's income.

Use of Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Recent Accounting Pronouncements – The Company has evaluated the provisions of Statement of Financial Accounting Standards ("SFAS") No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities," for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and for disclosures relating to securitization transactions and collateral for fiscal years after December 15, 2000. The adoption of SFAS No. 140 had no impact on the Company's financial condition, results of operations or cash flows.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements (Continued) – In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." The provisions of SFAS No. 141 apply to all business combinations initiated after June 30, 2001. SFAS No. 141 also applies to all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company believes the adoption of SFAS No. 141 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 142, "Goodwill and Other Intangible Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 142 will have no impact on its financial condition, results of operations or cash flows.

In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations," effective for fiscal years beginning after June 15, 2002. The Company believes that the adoption of SFAS No. 143 will have no impact on its financial condition, results of operations or cash flows.

In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," effective for fiscal years beginning after December 15, 2001. The Company believes that the adoption of SFAS No. 144 will have no impact on its financial condition, results of operations or cash flows.

3. EMPLOYEE BENEFIT PLAN

The Company participates in the Century Capital Management, Inc. 401(k) plan effective January 1, 1998, covering substantially all employees meeting certain eligibility requirements. Under the provisions of the Plan, employees are able to contribute up to 15% of their compensation to the maximum allowed by the Internal Revenue Service. The Company has agreed, for the year ended December 31, 2001, to contribute an amount equal to 100% of each employee's contribution subject to certain limitations. Matching contributions amounted to $13,558 for the year ended December 31, 2001.

4. NET CAPITAL REQUIREMENTS

As a broker/dealer, the Company is subject to the Commission's regulations and operating guidelines, including Rule 15c3-1, which requires the Company to maintain a specified amount of capital, as defined, and a ratio of aggregate indebtedness, as defined, to net capital not exceeding 15 to 1. The Company's net capital, as computed pursuant to Rule 15c3-1, was $11,518 at December 31, 2001, which was greater than required net capital of $5,000 by $6,518. The ratio of aggregate indebtedness to net capital at December 31, 2001 was 2.61 to 1.

5. EXEMPTION FROM RULE 15c3-3

As of December 31, 2001, the Company was exempt from Rule 15c3-3 of the Securities Exchange Act of 1934 under the provisions of Subparagraph (k)(2)(i) thereof.

6. RELATED-PARTY TRANSACTIONS

As of December 31, 2001, the Company recorded a receivable of $3,362 from Century Capital Partners III, LP ("CCP III"). The investment advisor for CCP III is CCM, which is an affiliate of the General Partner of CCP III. This receivable relates to travel expenses incurred by the Company on behalf of CCP III.

* * * * * *

CENTURY MERCHANT BANKERS LLC

COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
DECEMBER 31, 2001

CAPITAL – Membership interests	$ 49,427
DEDUCTIONS – Nonallowable assets – unsecured receivables, equipment and investments not readily marketable, at estimated fair value – net	(37,577)
OTHER DEDUCTIONS – Haircut on money market fund	(332)
NET CAPITAL	$ 11,518
TOTAL AGGREGATE INDEBTEDNESS	$ 30,021
MINIMUM NET CAPITAL REQUIREMENT OF BROKER/DEALER (The greater of 6-2/3% of aggregate indebtedness, as defined, or $5,000)	$ 5,000
EXCESS NET CAPITAL	$ 6,518
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	2.61 to 1

NOTE: The difference between the net capital computation above and that per the unaudited FOCUS report as filed on December 31, 2001 is due principally to the adjustments relating to accounts receivable and accrued expenses.

Deloitte & Touche LLP
200 Berkeley Street
Boston, Massachusetts 02116-5022

Tel: (617) 437-2000
Fax: (617) 437-2111
www.us.deloitte.com



February 19, 2002

To the President and Member of
Century Merchant Bankers LLC
Boston, Massachusetts

In planning and performing our audit of the financial statements of Century Merchant Bankers (the "Company") for the year ended December 31, 2001, on which we have issued our report dated February 19, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the policies and procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001 to meet the Commission's objectives.

This report is intended solely for the information and use of management and members, the Securities and Exchange Commission, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP